Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

January 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye,
Chief,
Office of Global Security Risk

Re:	Danaos Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2010
Filed on April 8, 2011
File No. 001-33060

Dear Ms. Blye,

We have been requested by our client, Danaos Corporation, to submit its response, set forth in the attached memorandum, to your letter dated January 5, 2012, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission on the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.  To facilitate your review, the attached memorandum reproduces the comments from the staff’s January 5 letter in italicized, bold face text and the Company’s response follows each comment.

If you have any questions, please feel free to contact me at (212) 309-6050 or Evangelos Chatzis, Chief Financial Officer of the Company, at + 30 210 419 6404.

Very truly yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

cc: Danaos Corporation

DANAOS CORPORATION

Responses to Comments

The following are the responses of the Company to the January 5, 2012 letter of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission.

SEC Comment Number 1

We note your response to comment 1 in our letter dated December 12, 2011.  Please tell us what products or goods were transported by your vessels in connection with the port calls to Iran, Syria and Sudan. Please clarify what types of products your vessels are generally designed and equipped to transport including whether they can and do transport refined petroleum products or crude oil.

Company Response

In all cases, the cargoes transported were those of the charterer and the charterers’ clients, not of the Company.  Under the terms of the charters for the Company’s vessels, consistent with shipping industry practice, the charterer of each vessel or its agents loads sealed containers, which the Company is not authorized to unseal, on behalf of such liner company-charterer’s customers. All of the Company’s vessels are containerships, and unlike tankers (including crude tankers and product tankers), containerships are not suited to transport cargoes of oil or petroleum products.  The Company is not aware of any instance in which one of its containerships carried a cargo of oil or petroleum products to or from Iran, Syria or Sudan, and, to the Company’s knowledge, none of its containerships have carried cargoes in violation of U.S. or other international sanctions.

SEC Comment Number 2

We note your response to comment 2 in our letter dated December 12, 2011.  Please clarify whether the port calls your vessels made to Iran, Syria and Sudan were made while on charter to China Shipping, Maersk or CMA CGM.  Please clarify whether any of your vessels have been on charter to or involve China Shipping’s joint venture, IRISL China Shipping Co. Ltd.

Company Response

Of the 166 port calls made to ports in Iran, Sudan or Syria from January 1, 2008 to December 13, 2011, 8 were made at the direction of China Shipping to Iran (none to Sudan or Syria), 116 were made at the direction of CMA CGM (38 to Iran, 78 to Syria and none to Sudan) and 6 were made at the direction of Maersk to Iran (none to Sudan or Syria).  The Company has not chartered any of its vessels to, nor are any of its vessels otherwise involved with, China Shipping’s joint venture, IRISL China ShippingCo. Ltd.

*  *  *  *  *

In connection with responding to your comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in  the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.